Exhibit 11.1

ALDILA, INC. AND SUBSIDIARIES

COMPUTATION OF NET INCOME PER COMMON SHARE - UNAUDITED

(In thousands, except per share amounts)

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2004	2003	2004	2003
BASIC:
Net income (loss)	$3,318	$189	$7,765	$(451)

Weighted average number of common shares outstanding	5,127	4,932	4,994	4,942

Net income (loss) per common share	$0.65	$0.04	$1.55	$(0.09)

ASSUMING DILUTION:
Net income (loss)	$3,318	$189	$7,765	$(451)

Weighted average number of common shares outstanding	5,127	4,932	4,994	4,942

The number of shares resulting from the assumed exercise of stock options reduced by the number of shares which could have been purchased with the proceeds from such exercise, using the average market price during the period	250	20	216

Weighted average number of common and common equivalent shares	5,377	4,952	5,210	4,942

Net income (loss) per common share, assuming dilution	$0.62	$0.04	$1.49	$(0.09)